EXHIBIT 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	June 17, 2011	June 18, 2010
Loss from continuing operations before income taxes	$(5)	$(78)
Add (deduct):
Fixed charges	194	210
Capitalized interest	(1)	(1)
Amortization of capitalized interest	3	3
Equity in (earnings)/losses related to certain 50% or less owned affiliates	(2)	5
Distributions from equity investments	—	2
Dividends on preferred stock	—	(4)
Issuance costs of redeemed preferred stock	—	(4)

Adjusted earnings	$189	$133

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$171	$179
Capitalized interest	1	1
Dividends on preferred stock	—	4
Issuance costs of redeemed preferred stock	—	4
Portion of rents representative of the interest factor	22	22

Total fixed charges and preferred stock dividends	$194	$210

Deficiency of earnings to fixed charges and preferred stock dividends	$(5)	$(77)